Gerald G. Sax

Senior VP, Chief Financial Officer

Viasystems Group, Inc.

101 South Hanley Road

Suite 1800

St. Louis, Missouri 63105

November 7, 2013

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Viasystems Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 7, 2013

File No. 001-15755

Dear Mr. Gilmore:

We have received your letter dated October 29, 2013. On behalf of Viasystems Group, Inc. (the “Company”), we are responding to the Staff’s comments regarding our Form 10-K for the fiscal year ended December 31, 2012 and our Form 10-Q for the fiscal quarter ended June 30, 2013. For your convenience, our response is prefaced by the comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

1. We note from the transcript to your Earnings Conference Call for the quarterly period ended June 30, 2013 that you describe first quarter sales as “seasonally low.” We also note that your net sales in the first quarters of fiscal years 2012 and 2011 have been historically lower than in other quarters. In future filings, please confirm that you will disclose the extent to which your business is seasonal. Refer to Item 101(c)(1)(v) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include a discussion of the seasonality of our business, as appropriate. We have included disclosure in response to this comment in our Form 10-Q for the period ended September 30, 2013 on page 30.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources

Cash Flow, page 44

2. We note that cash provided by operating activities increased in 2012 “as the result of changes in working capital partially offset by lower net income.” Please tell us what consideration was given to disclosing significant changes in working capital and the underlying reason(s) for such changes. In this regard, we note from your statements of cash flows that several working capital items, such as accounts receivable, inventory and accounts payable, changed significantly in 2012 however there is no discussion of the underlying reasons for these changes and the impact on your cash flows. Refer to Item 303(A)(1) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will, as appropriate, provide a more detailed discussion of material changes that affect cash flows. We have included disclosure in response to this comment in our Form 10-Q for the period ended September 30, 2013 on page 30.

Financing Arrangements, page 45

3. We note your disclosure of several covenants associated with your borrowings including that you must maintain a minimum fixed charge coverage ratio. Please tell us what consideration was given to disclosing your compliance with such covenants as of December 31, 2012.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include disclosures related to its compliance with its covenants under its debt agreements. We have included disclosure in response to this comment in our Form 10-Q for the period ended September 30, 2013 on page 29.

Page 2.

Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements

Note 11. Contingencies, page 74

4. We note your disclosure on page 27 of litigation with certain Delphi Automotive companies (“Delphi”). Please tell us what consideration was given to disclosing this matter in the notes to the consolidated financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and reconsidered the disclosure regarding the Delphi litigation in light of your comment. Based on management’s current assessment of the ultimate outcome in the Delphi litigation, the Company does not believe that this litigation is required to be disclosed under the threshold established in Item 103 of Regulation S-K. The Company has included disclosure in our Form 10-Q for the period ended September 30, 2013 on page 32 to disclose management’s current assessment of the Delphi litigation. For this same reason, the Company currently believes that the Delphi litigation does not require specific disclosure in the contingencies note to its consolidated financial statements.

Note 12. Income Taxes, page 75

5. We note that certain of your subsidiaries have tax holidays in China which resulted in lower income tax expense during the periods presented. Please tell us what consideration was given to disclosing the per share effects and the expiration dates of the tax holidays. Refer to SAB Topic 11.C.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings on Form 10-K, the Company will disclose the per share effect of tax savings from tax holidays and provide disclosure regarding the expiration dates of tax holidays.

6. We note that you have not provided for federal taxes on the undistributed earnings of your international subsidiaries because such undistributed earnings are considered to be permanently reinvested in your international operations. Please tell us what consideration was given to disclosing the amount of the unrecognized deferred tax liability related to the undistributed earnings, to the extent determination of that liability is practicable, or a statement that determination is not practicable. Refer to ASC 740-30-50-2(c).

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Response:

The Company respectfully acknowledges the Staff’s comment. In future filings on Form 10-K, the Company will include disclosure in the notes to its consolidated financial statements regarding an estimate of the unrecognized deferred tax liability related to the undistributed earnings.

Item 11. Executive Compensation, page 90

7. We note from your disclosure in the table on page 18 of your Schedule 14A, which you incorporate by reference, that you provide minimal discussion and analysis as to how the equity component of your compensation is determined. For example, you do not disclose the performance goals on which you base the grant of performance share units. You also do not discuss and analyze how you determined the actual number of restricted stock shares and shares underlying your stock option grants and how and why those awards varied for each of the named executive officers. In future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. To the extent that it is appropriate to omit specific performance targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For guidance, refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include enhanced disclosure regarding the manner in which the equity component of the Company’s compensation to each of its named executive officers is determined, including (1) the performance goals on which the Company bases the grant of performance share units, (2) how the Company determines the actual number of restricted stock shares and shares underlying the Company’s stock option grants, and (3) to the extent applicable, how and why these award vary for each named executive officer. In future filings, the Company will also include disclosure regarding the factors and circumstances considered by the Compensation Committee in making equity award determinations with respect to each named executive officer.

Page 4.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations -Three Months Ended June 30, 2013, Compared with the Three Months Ended June 30, 2012, page 19

8. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. For example, you disclose in the first paragraph on page 20 and also on page 24 that the decrease in sales from the automotive market was due to reduced manufacturing capacity, price reductions, and lower sales orders. Please tell us what consideration you have given to discussing the extent to which the decrease in net sales is attributable to a decrease in price or volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has considered disclosure of the extent to which decreases in net sales can be attributed to price or volume in the context of the requirements of Item 303(a)(3)(iii) of Regulation S-K. The Company believes that it is not practicable to quantify the change in net sales attributable to price changes in a manner sufficiently reliable to include in a report filed under the Exchange Act. Technology products develop, and sometimes become obsolete, rapidly, with new products often providing more capabilities at a lower cost. The Company is primarily a contract manufacturer and its customers frequently order new products, discontinue old products and change the specifications for recurring products they order. The resulting variety of individualized requirements for the products the Company sells, together with the rapid pricing dynamic associated with technology products makes it impracticable to calculate, with any sufficient degree of accuracy, the relative impacts of price declines on the Company’s change in net sales.

In consideration of the Staff’s comment, the Company expects to provide additional disclosure regarding volume-related changes in net sales in future filings. In addition, the Company will endeavor to enhance its qualitative discussion of price changes and other key trends in future filings. We have provided additional disclosure in response to this comment in our Form 10-Q for the period ended September 30, 2013 to do so.

*****

Page 5.

We acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comment. Should any questions arise in connection with this response letter, please contact me at 314-746-2222.

Sincerely,

/s/ Gerald G. Sax

Gerald G. Sax

Senior Vice President

Chief Financial Officer

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